August 25, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Gorilla Technology Group Inc.
Registration Statement on Form F-3
File No. 333-274053

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Gorilla Technology Group Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on August 29, 2023, or as soon as thereafter practicable.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

CANTOR FITZGERALD AND CO.

By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Senior Managing Director